15045577

SEC Mail Processing Section
FEB 25 2015
Washington DC
403

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51582

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SVB SECURITIES, a non-Bank Affiliate of Silicon Valley Bank

OFFICIAL USE ONLY — FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3003 Tasman Drive
(No. and Street)

Santa Clara	CA	95054
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kamran Husain — (408) 654 - 7248
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

55 Second Street, Suite 1400	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kamran Husain, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SVB SECURITIES, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO
Title

See attached
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ____________________
2 ____________________
3 ____________________
4 ____________________
5 ____________________
6 ____________________

Signature of Document Signer No. 1 — *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Santa Clara

Subscribed and sworn to (or affirmed) before me on this 23 (*Date*) day of February (*Month*), 2015 (*Year*), by

(1) Kamran Husain

(and (2) ____________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

JANET FURTADO
Commission # 1947363
Notary Public - California
Santa Clara County
My Comm. Expires Aug 8, 2015

Seal
Place Notary Seal Above

Signature [signature]
Signature of Notary Public

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Audited Report **Document Date:** 2/23/2015

Number of Pages: 1 **Signer(s) Other Than Named Above:** ____________________

SVB SECURITIES
(A Wholly Owned Subsidiary of Silicon Valley Bank)

(SEC Identification No. 51582)

Financial Statements and Supplementary Information

December 31, 2014

(With Independent Auditors' Report Thereon and
Supplemental Report on Internal Control)

Filed in accordance with Rule 17a-5(e)(3) as a Public Document

SVB SECURITIES
(A Wholly-Owned Subsidiary of Silicon Valley Bank)

Table of Contents

KPMG

KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm

The Board of Directors
SVB Securities:

We have audited the accompanying statement of financial condition of SVB Securities (a wholly owned subsidiary of Silicon Valley Bank) as of December 31, 2014, and the related statement of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SVB Securities as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

San Francisco, California
February 23, 2015

SVB SECURITIES
(A Wholly Owned Subsidiary of Silicon Valley Bank)

Statement of Financial Condition

December 31, 2014

Assets

Cash due from banks	$	3,641,749
Other short-term investment securities		5,121,792
Cash and cash equivalents		8,763,541
Accounts receivable		234,268
Premises and equipment, net of accumulated depreciation and amortization of $1,127,808		330
Deferred tax assets, net		14,223
Receivable from affiliates, net		115,474
Restricted cash		250,000
Other assets		40,484
Total assets	$	9,418,320

Liabilities and Stockholder's Equity

Liabilities:		
Accrued compensation and benefits	$	155,247
Accounts payable and other liabilities		225,000
Total liabilities		380,247
Stockholder's equity:		
Common stock, no par value. 100,000 shares authorized; 100 shares issued and outstanding		-
Additional paid-in capital		2,449,823
Retained earnings		6,588,250
Total stockholder's equity		9,038,073
Total liabilities and stockholder's equity	$	9,418,320

See accompanying notes to financial statements.

SVB SECURITIES
(A Wholly Owned Subsidiary of Silicon Valley Bank)

Statement of Operations

Year ended December 31, 2014

Revenues:		
Client investment fees	$	2,389,322
Interest income		1,532
Total revenues		2,390,854
Expenses:		
Compensation and benefits		1,054,620
Data processing		596,055
Licenses and fees		479,164
Professional services		204,626
Premises and equipment		113,460
SEC and regulatory filing fees		58,686
Business development and travel		38,724
Other expenses		42,899
Total expense		2,588,234
Loss before income tax benefit		(197,380)
Income tax benefit		(77,472)
Net loss	$	(119,908)

See accompanying notes to financial statements.

SVB SECURITIES

(A Wholly Owned Subsidiary of Silicon Valley Bank)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2014

	Common stock		Additional	Retained	Stockholder's
	Shares	Amount	Paid-in Capital	Earnings	Equity
Balance as of December 31, 2013	100	$ -	$ 2,431,884	$ 6,708,158	$ 9,140,042
Capital contribution related to:					
Share-based and compensation benefit	-	-	17,939	-	17,939
Net loss	-	-	-	(119,908)	(119,908)
Balance as of December 31, 2014	100	$ -	$ 2,449,823	$ 6,588,250	$ 9,038,073

See accompanying notes to financial statements.

SVB SECURITIES

(A Wholly Owned Subsidiary of Silicon Valley Bank)

Statement of Cash Flows

Year ended December 31, 2014

Cash flows from operating activities:		
Net loss	$	(119,908)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation and amortization of premises and equipment		990
Share-based and compensation benefit		17,939
Decrease in deferred tax assets, net		51,325
Changes in operating assets and liabilities:		
Decrease in accounts receivable		47,566
Decrease in restricted cash and other assets		1,408
Decrease in accrued compensation and benefits		(55,139)
Increase in receivable from affiliates, net		(368,194)
Increase in accounts payable and other liabilities		54,627
Net cash used by operating activities		(369,386)
Cash and cash equivalents, beginning of year		9,132,927
Cash and cash equivalents, end of year	$	8,763,541

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

SVB Securities (the "Company") is a wholly owned subsidiary of Silicon Valley Bank (the "Bank"), which is a wholly owned subsidiary of SVB Financial Group (the "Parent"). The Company is incorporated in the state of California. The Company's business includes distribution of investment products and services, which involves introducing mutual funds and fixed income securities on an agency or riskless principal basis. The Company is a fully disclosed introducing broker and does not hold customer accounts.

The Company is registered as a U.S. broker-dealer in securities under the Securities Exchange Act of 1934 (the "Act") and is subject to the regulations pertaining to the Act. The Company, a member of the Financial Industry Regulatory Authority, is licensed in 49 states and the District of Columbia. The Company is subject to various governmental rules and regulations including Net Capital Rule set forth in Rule 15c-1 of the Act.

For the year ended December 31, 2014, the Company earned 50% of its revenue from clients in the Western United States, and 17% of its revenue from clients located in the Eastern United States. The remaining 33% of its revenue is from clients located in all other regions in the United States. The Company's custodian (clearing broker) is Apex Clearing Corporation.

(a) Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates may change as new information is obtained. A significant item that is subject to such estimate is the measurement of net deferred taxes.

(b) Basis of Accounting

The Company prepares its financial statements in conformity with GAAP.

(c) Revenue Recognition

Client investment fees include fees earned from Rule 12(b)-1 fees, revenue sharing fees and customer transactional based fees. Rule 12(b)-1 fees and revenue sharing fees are recognized as earned based on client funds that are invested in the period. Transactional based fees are earned and recognized on fixed income securities when the transaction is executed on the client's behalf.

The Company also recognizes interest income on its interest-earning cash equivalents as it is earned.

(d) Cash and Cash Equivalents

Cash and cash equivalents consist of cash balances due from banks and money market mutual funds. The Company considers cash equivalents to be investments that are readily convertible to known amounts of cash, so near to their maturity that they present an insignificant risk of change in fair value due to changes in market interest rates, and purchased in conjunction with the Company's cash management activities.

Money market mutual funds are open-ended mutual funds that invest in short-term debt securities whose objective is to provide a return for investors while maintaining a stable net asset value ("NAV") of $1.00 per share. Because of the stable NAV and the nature of securities that money market funds invest in, they are typically viewed as cash equivalents. The Company currently employs money market mutual funds that invest exclusively in securities that are backed by the full faith and credit of the U.S. Government and repurchase agreements collateralized by such securities.

(e) Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount and do not earn interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company reviews the allowance for doubtful accounts quarterly. Each receivable over 90 days is individually reviewed for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company has not charged off any receivables in 2014 and there is no balance in the allowance for doubtful accounts as of December 31, 2014.

(f) Premises and Equipment

Premises and equipment are reported at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets or the terms of the related leases, whichever is shorter. The maximum estimated useful lives by asset classification are as follows:

Leasehold improvements	Lesser of lease term or asset life
Furniture and equipment	3 years
Computer software	3 - 7 years
Computer hardware	3 - 5 years

The Company capitalizes the costs of computer software developed or obtained for internal use, including costs related to developed software, purchased software licenses and certain implementation costs. For property and equipment that is retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in other expenses in the statement of operations.

(g) Fair Value of Financial Instruments

The carrying value of the Company's financial instruments approximates fair value due to the short-term nature of the instruments.

(h) Income Taxes

The Company's results are included in the consolidated federal income tax return and the combined California franchise tax return of the Parent and subsidiaries. The Company records income taxes as if the Company were to file a separate stand-alone tax return for federal and state income tax purposes. The Company is subject to a tax-sharing agreement that requires the Company to pay its federal and state tax liability periodically. The tax-sharing agreement provides for settlement of the tax liability accounts through the use of intercompany accounts. Amounts for the current year are based upon estimates and assumptions as of December 31, 2014 and could vary from amounts shown on the tax returns, when filed.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Federal and state income tax provisions are based upon taxes payable for the current year as well as current year changes in deferred taxes related to temporary differences between the tax basis and financial statement balances of assets and liabilities. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The Company has adopted the recognition requirements for uncertain income tax positions as required by FASB ASC 740, *Income Taxes*. Income tax benefits are recognized for income tax positions taken or expected to be taken in a tax return, only when it is determined that the income tax position will more-likely-than-not be sustained upon examination by taxing authorities. The Company has analyzed the tax positions taken in its filings with the Internal Revenue Service and state jurisdictions where it operates. The Company believes that its income tax filing positions taken in the returns represent highly certain positions and are supported by clear and unambiguous tax laws for which the benefit will be sustained upon audit. Accordingly, the Company has not recorded any reserves, or related accruals for interest and penalties for uncertain income tax positions at December 31, 2014.

(i) Share-Based Compensation

For all stock-based awards granted, stock-based compensation expense is amortized on a straight-line basis over the requisite service period, including consideration of vesting conditions and anticipated forfeitures. The fair value of stock options are measured using the Black-Scholes

option-pricing model and the fair value for restricted stock awards and restricted stock units are based on the quoted price of the Parent's common stock on the date of grant.

(2) Other Short-Term Investment Securities

As of December 31, 2014, cash equivalents included $5,121,792 of money market mutual funds. Average balance of money market mutual funds during 2014 was $5,120,964.

(3) Premises and Equipment

Premises and equipment consist of the following as of December 31, 2014:

Computer software	$ 977,211
Computer hardware	128,403
Leasehold improvements	20,285
Furniture and equipment	2,239
	1,128,138
Accumulated depreciation and amortization	(1,127,808)
Premise and equipment, net of accumulated depreciation and amortization	$ 330

Depreciation and amortization expense was $990 for the year ended December 31, 2014.

(4) Income Taxes

There were no unrecognized tax benefits at December 31, 2014. The Company recognizes interest and penalties related to unrecognized tax benefits as a component of operating expenses. There were no interest and penalties related to unrecognized tax benefits at December 31, 2014.

Total income tax benefit for the year ended December 31, 2014 consists of the following:

Current:	
Federal	$ (106,566)
State	(22,231)
	(128,797)
Deferred	
Federal	45,084
State	6,241
	51,325
Total income tax benefit	$ (77,472)

The reconciliation between the Company's effective tax rate on loss from continuing operations and the statutory rate is as follows:

Income tax benefit at federal statutory rate	$ (69,083)
State tax, net of federal income tax benefit	(10,344)
Other	1,955
Total income tax benefit	$ (77,472)

The deferred tax assets, net, as of December 31, 2014 consist of the following:

Deferred tax assets:	
Share-based compensation	$ 31,470
Deferred tax liabilities:	
State income taxes	(9,415)
Premises and equipment depreciation	(7,832)
Deferred tax assets, net	$ 14,223

The Company believes a valuation allowance is not needed to reduce the deferred tax assets as it is more likely than not that the deferred tax assets will be realized through recovery of taxes previously paid and/or future taxable income of the Company's affiliated group. Accordingly, no valuation allowance has been established as of December 31, 2014.

(5) Related-Party Transactions

The Company is a party to an expense sharing agreement with affiliates in the Parent's consolidated group. The agreement requires that certain direct and indirect expenses be allocated to and from the Company and net settled on a monthly basis. Direct expenses consist of salary costs based on a percentage of Bank employee time dedicated to Company activities and rent expenses based on square footage of space used, which is derived from number of employees. Indirect expenses include an overhead burden, which mainly includes compensation and benefits, professional services, premises and equipment and other operating expenses, based on an overhead rate and the direct expense allocation of salary costs.

The Company reimbursed the Bank and its affiliates $1,240,692 for expenses paid by the Bank on the Company's behalf for the year ended December 31, 2014. These expenses are included in the statement of operations and were a combination of direct and indirect costs. At December 31, 2014, the Company had a payable of $14,051 to Bank and its affiliates related to these expenses.

The Bank and its affiliates reimbursed the Company $765,585 for expenses paid by the Company on the Bank's behalf for the year ended December 31, 2014. These were a combination of direct and indirect costs.

At December 31, 2014, the Company also had receivables from the Parent of $129,525 related to taxes receivable (see note 1(h)) and other expenses and reimbursements.

The Company maintains noninterest-earning cash accounts with the Bank, which totaled $3,641,749 as of December 31, 2014.

(6) Employee Compensation and Benefit Plans

Employees of the Company are eligible to participate in the following plans sponsored by the Parent: (i) Incentive Compensation Plan; (ii) 401(k) and Employee Stock Ownership Plan; (iii) Employee Home Ownership Plan; (vi) Equity Incentive Plan; and (vii) Employee Stock Purchase Plan. The Equity Incentive Plans and the Employee Stock Purchase Plan are described in Note 7-"Share-Based Compensation."

(a) Incentive Compensation Plan

The Incentive Compensation Plan ("ICP") is an annual cash incentive plan that rewards performance based on the Parent's consolidated financial results and other performance criteria. Awards are made based on the Parent's performance, the employee's target bonus level, and management's assessment of individual employee performance. The Company recognized ICP expense of $137,194 in the statement of operations as part of compensation and benefits expense for the year ended December 31, 2014, and the related accrual is expected to be paid to the employees in the first quarter of 2015.

(b) 401(k) and Employee Stock Ownership Plan

The 401(k) and Employee Stock Ownership Plan ("ESOP"), collectively referred to as the "Plan", is a combined 401(k) tax-deferred savings plan and employees stock ownership plan in which all regular United States employees of the Parent and its affiliates are eligible to participate.

Employees participating in the 401(k) are allowed to contribute up to 75% of their pre-tax pay as defined in the Plan, up to the maximum amount allowable under federal income tax regulations of $17,500 for 2014. The Company matches the employee's contribution dollar-for-dollar, up to 5% of the employee's pre-tax pay as defined in the Plan. The Company's matching contributions vest immediately. The amount of salary deferred, up to the allowed maximum, is not subject to federal or state income taxes at the time of deferral. The Company's expense related to the 401(k) was $28,119 for the year ended December 31, 2014.

Discretionary ESOP contributions, based on the Parent's performance, are made by the Parent to all eligible individuals employed by the Parent or its subsidiaries on the last day of the fiscal year. The Parent may elect to contribute cash, or the Parent's common stock (or a combination of cash and common stock), in an amount not exceeding 10% of the employee's eligible pay earned in the fiscal year. The ESOP contributions vest in equal annual increments over five years during a participant's first five years of service (thereafter all subsequent ESOP contributions are fully vested). The Company's expense related to ESOP was $19,242 for the year ended December 31, 2014.

(c) Employee Home Ownership Plan

The Employee Home Ownership Plan ("EHOP") is a benefit plan that provides for the issuance of mortgage loans at favorable interest rates to eligible employees. Eligible employees may apply for a fixed-rate mortgage for their primary residence, which is due and payable in either five or seven years and is based on amortization over a 30-year period. Applicants must qualify for a loan through the normal mortgage review and approval process, which is typical of industry standards. The maximum loan amount generally cannot be greater than 80% of the lesser of the purchase price or the appraised value. The interest rate on the loan is written at the then market rate for five year (5/1) or seven year (7/1) mortgage loans as determined by the Bank. However, provided that the applicant continues to meet all of the eligibility requirements, including employment, the actual rate charged to the borrower shall be up to 2% below the market rate. The loan rate shall not be less than the greater of either the jumbo conforming market rate (corresponding to the maturity of the loan) or the Applicable Federal Rate for medium-term loans as published by the Internal Revenue Service. The loan rate will be fixed at the time of approval and locked in for 30 days.

EHOP expense is recognized when the interest charged to an employee under the EHOP is less than the market rate of interest that would be charged for a comparable loan. At December 31, 2014, there were no employees participating in the plan.

(7) Share-Based Compensation

Share-based compensation expense was recorded net of estimated forfeitures for the year ended December 31, 2014, such that expense was recorded only for those share-based awards that are expected to vest.

For the year ended December 31, 2014, the Company recorded share-based compensation expense of $5,859 and no amount recorded in related tax benefit.

(a) Equity Incentive Plans

On May 11, 2006, stockholders of the Parent approved the 2006 Equity Incentive Plan (the "2006 Incentive Plan"). The previous 1997 Equity Incentive Plan expired in December 2006. The 2006 Incentive Plan provides for the grant of various types of incentive awards, of which the following have been granted: (i) stock options; (ii) restricted stock awards; (iii) restricted stock units; and (iv) other cash or stock settled equity awards.

Subject to the provisions of Section 16 of the 2006 Incentive Plan, the maximum aggregate number of shares that may be awarded and sold thereunder is 7,543,321.

Restricted stock awards and restricted stock units will be counted against the available-for-issuance limits of the 2006 Incentive Plan as two shares for every one share awarded. Further, if shares acquired under any such award are forfeited or otherwise cancelled by the Parent and would

otherwise return to the 2006 Incentive Plan, two times the number of such forfeited or repurchased shares will return to the 2006 Incentive Plan and will again become available for issuance.

Eligible participants in the 2006 Incentive Plan include directors, employees, and consultants. Options granted under the 2006 Incentive Plan expire seven years after the grant date. Options generally vested annually over four years, from grant date based on continued employment. Restricted stock awards and units generally vest over four years and require continued employment or other service through the vesting period. Performance-based restricted stock units generally vest upon meeting certain performance-based objectives and, typically the passage of time and require continued employment or other service through the vesting period. The vesting period for restricted stock units cannot be less than three years unless they are subject to certain performance-based objectives, in which case the vesting period can be 12 months or longer.

(b) Employee Stock Purchase Plan ("ESPP")

The Parent maintains the 1999 ESPP under which participating employees may annually contribute up to 10% of their gross compensation (not to exceed $25,000) to purchase shares of the Parent's common stock at 85% of its fair market value at either the beginning or end of each six-month offering period, whichever price is less. To be eligible to participate in the ESPP, an employee must, among other requirements, be employed by the Company on both the date of offering and date of purchase, and be employed customarily for at least 20 hours per week and for at least five months per calendar year. There were 264 shares of the Parent's common stock issued to Company employees as well as $24,158 in cash distributed under the ESPP for the year ended December 31, 2014. At December 31, 2014, a total of 566,199 shares of the Parent's common stock were still available for future issuance under the ESPP. The next purchase will be on June 30, 2015 at the end of the current six-month offering period.

(c) Unrecognized Compensation Expense

As of December 31, 2014 there was no unrecognized share-based compensation expense for the Company.

(d) Valuation Assumptions

The fair values of share-based awards for employee stock options and employee stock purchases made under the ESPP were estimated using the Black-Scholes option pricing model. The fair values of restricted stock units were based on the Parent's closing stock price on the date of grant. The following weighted average assumptions and fair values were used for the Company's employee stock options and restricted stock units:

Equity incentive plan awards		2014
Weighted average expected term of options in years		4.6
Weighted average expected volatility of the Parent's underlying common stock		35.9%
Risk-free interest rate		1.72
Expected dividend yield		-
Weighted average grant date fair value-stock options	$	35.65
Weighted average grant date fair value-restricted stock units		107.76

The following weighted average assumptions and fair values were used for the ESPP:

ESPP		2014
Expected term in years		0.5
Weighted average expected volatility of the Parent's underlying common stock		23.7%
Risk-free interest rate		0.08
Expected dividend yield		-
Weighted average fair value	$	24

The expected term is based on the implied term of the stock options using factors based on historical exercise behavior. The expected volatilities are based on a blended rate consisting of the Parent's historical volatility and the Parent's expected volatility over a five-year term which is an indicator of expected volatility and future stock price trends. For 2014, expected volatility for the ESPP was equal to the historical volatility for the previous six-month period. The expected risk-free interest rate was based on the yields of Treasury Securities, as reported by the Federal Reserve Bank of New York, with maturities equal to the expected terms of the employee stock options.

(e) *Share-Based Payment Award Activity*

The table below provides stock option information related to the 2006 Incentive Plan for the year ended December 31, 2014:

	Shares		Weighted average exercise price	Weighted average remaining contractual life in years		Aggregate intrinsic value of in-the-money options
Outstanding at December 31, 2013	150	$	48.56			
Exercised	(50)		48.15			
Outstanding at December 31, 2014	100		48.76	0.33	$	6,731
Vested and expected to vest at December 31, 2014	100		48.76	0.33		6,731
Exercisable at December 31, 2014	100		48.76	0.33		6,731

The aggregate intrinsic value of outstanding options shown in the table above represents the pre-tax intrinsic value based on the Parent's closing stock price of $116.07 as of December 31, 2014. There were no options vested during the year ended December 31, 2014.

The Parent expects to satisfy the exercise of stock options by issuing shares registered under the 2006 Incentive Plan. All future awards of stock options and restricted stock will be issued from the 2006 Incentive Plan. At December 31, 2014, 3,208,414 shares were available for future issuance.

The table below provides information for restricted stock units under the 2006 Incentive Plan for the year ended December 31, 2014:

	Shares		Weighted average grant date fair value
Nonvested at December 31, 2013	311	$	61.53
Employee transferred out	(311)		61.53
Nonvested at December 31, 2014	-		

There were no restricted stock units vested during the year ended December 31, 2014.

(8) Commitments and Contingencies

(a) Legal Matters

The Company may be subject to various pending and threatened legal actions, which arise in the normal course of business. The Company's management is not aware of any such pending or threatened litigation as of December 31, 2014.

(b) Regulatory Requirements

The Company is subject to the U.S. Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2014, the Company had net capital for regulatory purposes, as defined by SEC Uniform Net Capital Rule 15c3-1 of $5,104,795 which was $5,079,445 in excess of its required net capital of $25,350. The Company's ratio of aggregate indebtedness to net capital was 0.07 to 1 as of December 31, 2014.

The Company is exempt from Rule l5c3-3 under paragraph (k)(2)(ii) of the Act relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities.

The Company did not receive any capital contributions in cash from the Bank or the Parent in 2014.

(9) Clearing Agreement

The Company is an introducing broker and clears transactions with and for customers on a fully disclosed basis with Apex Clearing Corporation. The Company promptly transmits all customer funds and securities to Apex Clearing Corporation, and is required to maintain a minimum cash clearing deposit of $250,000, which is reported as restricted cash on the statement of financial condition.

(10) Financial Instruments, Off-Balance Sheet Arrangement and Credit Risk

(a) Financial Instruments and Off-Balance Sheet Arrangements

The Company does not trade securities for its own account and has not entered into any transactions involving financial instruments, such as financial futures, forward contracts, options, swaps or derivatives that would expose the Company to significant related off-balance sheet risk.

(b) Credit Risk

The Company maintains its cash in a bank deposit account which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts, and it believes it is not exposed to any significant credit risk on these cash accounts.

Cash held by the Clearing Broker is insured by the Securities Investor Protection Corporation and by supplemental insurance provided by the brokers. Such insurance protects against loss due to failure of the Clearing Broker, but not loss due to unfavorable changes in the fair value of securities. Management does not believe the Company is exposed to undue risk of loss thereon.

The Company functions as an introducing broker that places and executes customer orders, either as agent or on a riskless principal basis. The orders are then settled by Apex Clearing Corporation which maintains custody of customers' securities.

The Company is also exposed to credit risk as it relates to the collection of receivables from third parties.

(11) Subsequent Events

The Company has evaluated all material subsequent events through February 23, 2015 and determined there are no events that require disclosure.

Schedule I

SVB SECURITIES

(A Wholly Owned Subsidiary of Silicon Valley Bank)

Computation of Net Capital under Rule 15c3-1

of the Securities and Exchange Commission

Year ended December 31, 2014

Net capital:	
Total stockholder's equity	$ 9,038,073
Less nonallowable assets:	
Premises and equipment, net	330
Other assets	3,830,512
Less haircuts on securities	102,436
Net capital	5,104,795
Aggregate indebtedness	380,247
Computation of basic net capital requirement:	
Net capital required – greater of $5,000 or 6.6667% of aggregate indebtedness	25,350
Net capital in excess of requirements	$ 5,079,445
Ratio of aggregate indebtedness to net capital	7%

There were differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part II filing as of December 31, 2014. Therefore, reconciliation of the two computations is as follows:

	As reported in SVB Securities Part II Form X-17a-5	Difference		As reported herein
Total stockholder's equity	$ 9,037,638	435	(1)	$ 9,038,073
Nonallowable assets	3,844,458	(13,616)	(1)	3,830,842
Haircuts on securities	102,436	-		102,436
Net capital	5,090,744	14,051		5,104,795
Aggregate indebtedness	394,298	(14,051)	(1)	380,247
Net capital required	26,287	(937)	(1)	25,350
Net capital in excess of requirement	$ 5,064,457	14,988		$ 5,079,445
Ratio of aggregate indebtedness to net capital	8%			7%

Noted:

(1) The primary reason for the difference in total stockholder's equity, nonallowable assets and aggregate indebtedness relates to the change in the deferred tax assets associated with share based compensation adjustments, and the adjustments booked for the change between current and deferred taxes.

See accompanying Report of Independent Registered Public Accounting Firm.

Schedule II

SVB SECURITIES

(A Wholly Owned Subsidiary of Silicon Valley Bank)

Computation for the Determination of the Customer Account Reserve Requirements under Rule 15c3-3 of the Securities Exchange Commission

December 31, 2014

A computation for the determination of the customer account reserve requirements is not applicable to SVB Securities because the Company qualifies for an exemption under Rule 15c3-3(k)(2)(ii).

See accompanying Report of Independent Registered Public Accounting Firm.

Schedule III

SVB SECURITIES

(A Wholly Owned Subsidiary of Silicon Valley Bank)

Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2014

Information relating to possession or control requirements is not applicable to SVB Securities because the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See accompanying Report of Independent Registered Public Accounting Firm.

KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm

The Board of Directors
SVB Securities:

We have reviewed management's statements, included in the accompanying SVB Securities Exemption Report (the Exemption Report), in which (1) SVB Securities (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the exemption provision); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

San Francisco, California
February 23, 2015

svb
Silicon Valley Bank
SVB Securities

SVB Securities Exemption Report

SVB Securities (CRD #46902)(the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3- 3(k) throughout the most recent fiscal year without exception.

SVB SECURITIES

I, Gary Utschig, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Chief Compliance Officer
February 23, 2015

30 *Years of Innovation*

KPMG

KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
SVB Securities:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by SVB Securities (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries per SVB Securities' general ledger and proof of payment, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting commission revenue schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including the FOCUS reports and the general ledger system reports supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

KPMG

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

San Francisco, California
February 23, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

22*22*********3375******************MIXED AADC 220
051582 FINRA DEC
SVB SECURITIES A NON-BANK
ATTN COMPLIANCE HF242
3003 TASMAN DR
SANTA CLARA CA 95054-1191

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

KARA HACKENBURG (303) 410-3412

2. A.	General Assessment (item 2e from page 2)		$ 5975
B.	Less payment made with SIPC-6 filed (exclude interest) 7-24-14 Date Paid		(3206)
C.	Less prior overpayment applied		(0)
D.	Assessment balance due or (overpayment)		2769
E.	Interest computed on late payment (see instruction E) for 0 days at 20% per annum		0
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 2769
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 2769	
H.	Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SVB SECURITIES
(Name of Corporation, Partnership or other organization)

Kara [signature]
(Authorized Signature)

Dated the 2 day of FEBRUARY, 20 15.

SR INVESTMENT OPERATIONS MANAGER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,390,854
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	2,390,854
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	1000
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	1000
2d. SIPC Net Operating Revenues	$ 2389854
2e. General Assessment @ .0025	$ 5975
	(to page 1, line 2.A.)